

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

March 20, 2012

Via E-Mail

Dan Brecher, Esq.
Scarinci & Hollenbeck, LLC
99 Park Avenue, 16th Floor
New York, NY 10016

Re: Media Sciences International, Inc.
Amendment No. 2 to Schedule 13E-3 filed March 16, 2012
File No. 5-54247
Amendment No. 3 to Schedule 14A filed March 16, 2012
File No. 1-16053

Dear Mr. Brecher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Background, Purposes and Reasons, page 5

1. We note your response to comment three in our letter dated February 29, 2012. Please summarize and quantify the following projections and valuations:

   - On November 3, 2010, the board discussed projected continuing losses, pro-forma projections of annual sales, profits and estimated market valuation compared to the current market valuation;
   - On November 22, 2010, the board discussed management financial projections and the present value of the future cash flows of the company;

- On December 21, 2010, the board requested pro forma financial statements for its ink business and financial projections in the event of a settlement with Xerox;
- On March 16, 2011, the board reviewed financial projections, pro forma models and valuations;
- On May 18, 2011, the board reviewed financial forecasts, including the costs of an eventual wind-down and the benefits of distributions to stockholders compared to alternative business strategies; and
- On September 27, 2011, the board discussed the valuation of the company, including the value of being a corporate shell company.

2. Please describe why the board considered the Katun offer to be the better of the two offers. For example, disclose whether Katun offered higher consideration for your assets.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions